                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 7)

                           DYNATECH CORPORATION
--------------------------------------------------------------------------
                             (Name of Issuer)

      Common Stock, par value
           $.20 per share                           268138104
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                          David E. Zeltner, Esq.
                          Weil, Gotshal & Manges
                             767 Fifth Avenue
                            New York, NY  10153
                              (212) 310-8000
--------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)

                              January 5, 1995
--------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

 CUSIP No. 268138104                     13D


     1     NAME OF REPORTING PERSON:    The SC Fundamental Value Fund,
                                        L.P.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    PN

 CUSIP No. 268138104                     13D


     1     NAME OF REPORTING PERSON:    SC Fundamental Value BVI, Ltd.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      British Virgin Islands
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 268138104                     13D


     1     NAME OF REPORTING PERSON:    SC-BVI Partners

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    PN

 CUSIP No. 268138104                     13D


     1     NAME OF REPORTING PERSON:    SC Fundamental Value BVI, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Delaware
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 268138104                     13D


     1     NAME OF REPORTING PERSON:    SC Fundamental Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      0
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    CO

 CUSIP No. 268138104                     13D


     1     NAME OF REPORTING PERSON:    Gary N. Siegler

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    IN

 CUSIP No. 268138104                     13D


     1     NAME OF REPORTING PERSON:    Peter M. Collery

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [_]
                                                                   (b) [x]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:  not applicable

     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      United States
           ORGANIZATION:

    NUMBER OF     7   SOLE VOTING POWER:       0
     SHARES
  BENEFICIALLY    8   SHARED VOTING POWER:     0
    OWNED BY
      EACH        9   SOLE DISPOSITIVE POWER:  0
    REPORTING
   PERSON WITH   10   SHARED DISPOSITIVE       0
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       0
           OWNED BY REPORTING PERSON:

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [_]
           EXCLUDES CERTAIN SHARES:

    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0%

    14     TYPE OF REPORTING PERSON:    IN

                              13D - Amendment No. 7

               The Reporting Persons, consisting of the SC Fundamental Value Fund, L.P., SC Fundamental Inc., SC Fundamental Value BVI, Ltd., SC-BVI Partners, SC Fundamental Value BVI, Inc., Gary N. Siegler and Peter M. Collery amend their statement on Schedule 13D relating to the common stock, par value $.20 per share ("Shares"), of Dynatech Corporation as set forth herein. Unless otherwise indicated, capitalized terms contained herein shall have the meaning ascribed to them in Reporting Persons' prior statements on Schedule 13D.

     Item 5.  Interest in Securities of the Issuer

              (a)-(b) As of the close of business on January 5, 1995, none of the Reporting Persons beneficially owned any Shares.

              (c) The information concerning transactions in Shares effected by the Reporting Persons during the last 60 days is set forth on Schedule I hereto.

              (e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Shares on January 5, 1995.

                                   SIGNATURES

               After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement on Schedule 13D concerning the common stock, par value $.20 per share, of Dynatech Corporation, a Delaware corporation, is true, complete and correct:

     Date:  January  11, 1995

                         THE SC FUNDAMENTAL VALUE FUND, L.P.

                         By:  SC Fundamental Inc.
                         Its: General Partner

                         By:  /s/Peter M. Collery
                            --------------------------------
                              Peter M. Collery
                         Its: Vice President

                         SC FUNDAMENTAL VALUE BVI, LTD.

                         By:  /s/Anthony Stocks
                            -------------------------------------
                              Anthony Stocks
                         Its: Director

                         SC-BVI PARTNERS

                         By:  SC Fundamental Value BVI, Inc.
                         Its: General Partner

                         By:  /s/Peter M. Collery
                            --------------------------------
                              Peter M. Collery
                         Its: Vice President

                         SC FUNDAMENTAL INC.
                         SC FUNDAMENTAL VALUE BVI, INC.

                         Both by: /s/Peter M. Collery
                                 --------------------------------
                                  Peter M. Collery
                         Its:     Vice President


                             /s/Peter M. Collery
                         -----------------------------------
                             Peter M. Collery

                             /s/Gary N. Siegler
                         ----------------------------------------
                             Gary N. Siegler




















     NYFS08...:\68\74168\0007\1196\SCH92894.Y2A

                                                                 SCHEDULE I



                         SC FUNDAMENTAL VALUE BVI, LTD.



                 Number of Shares     Price           Net          Type of
      Date       of Common Stock    Per Share      Proceeds      Transaction
      --------   ----------------   --------- --------------     --------------
      11/02/94      1,800.000        30.2500      54,360.00      Short Sale(a)
      11/03/94        600.000        30.2500      18,180.00      Purchase
      11/03/94     27,600.000        30.0000     828,000.00      Sale
      11/03/94     15,650.000        30.0000     469,500.00      Short Sale(a)
      11/04/94      9,100.000        30.0000     273,000.00      Short Sale(a)
      11/07/94        600.000        30.0000      18,030.00      Cover Short(b)
      11/09/94     30,300.000        29.9375     907,106.25      Short Sale(a)
      11/10/94     47,900.000        29.8013   1,427,482.27      Short Sale(a)
      11/11/94     18,000.000        29.5625     532,125.00      Short Sale(a)
      11/11/94        600.000        29.6250      17,805.00      Cover Short(b)
      11/16/94     43,000.000        28.7500   1,236,250.00      Short Sale(a)
      11/17/94     16,900.000        28.7500     485,875.00      Short Sale(a)
      11/22/94        200.000        28.5000       5,698.00      Short Sale(a)
      12/02/94     15,100.000        27.1250     409,587.50      Short Sale(a)
      12/05/94      1,200.000        27.1250      32,490.00      Short Sale(a)
      12/05/94     40,250.000        27.1330   1,092,103.25      Short Sale(a)
      12/06/94      2,750.000        27.2500      74,937.50      Short Sale(a)
      12/29/94     19,350.000        33.0000     638,550.00      Short Sale(a)
      12/29/94     19,350.000        33.0000     638,743.50      Purchase
      01/05/95    260,300.000        34.7500   9,045,425.00      Cover Short(c)





                              SC FUNDAMENTAL VALUE FUND, L.P.



                 Number of Shares     Price           Net          Type of
      Date       of Common Stock    Per Share      Proceeds      Transaction
      --------  -----------------  ---------- --------------     -------------
      11/02/94      4,050.000        30.2500     122,310.00      Short Sale(a)
      11/03/94     34,200.000        30.0000   1,026,000.00      Short Sale(a)
      11/03/94      1,350.000        30.2500      40,905.00      Purchase
      11/03/94     60,400.000        30.0000   1,812,000.00      Sale
      11/04/94     20,250.000        30.0000     607,500.00      Short Sale(a)
      11/07/94      1,350.000        30.0000      40,567.50      Cover Short(b)
      11/09/94     67,450.000        29.9375   2,019,284.38      Short Sale(a)
      11/10/94    108,000.000        29.8013   3,218,540.40      Short Sale(a)
      11/11/94     40,650.000        29.5625   1,201,715.63      Short Sale(a)
      11/11/94      1,350.000        29.6250      40,061.25      Cover Short(b)
      11/16/94     93,750.000        28.7500   2,695,312.50      Short Sale(a)
      11/17/94     36,800.000        28.7500   1,058,000.00      Short Sale(a)
      11/22/94      3,800.000        28.5000     108,262.00      Short Sale(a)
      12/02/94     33,700.000        27.1250     914,112.50      Short Sale(a)
      12/05/94      2,700.000        27.1250      73,102.50      Short Sale(a)
      12/05/94     90,000.000        27.1330   2,441,970.00      Short Sale(a)
      12/06/94      6,350.000        27.2500     173,037.50      Short Sale(a)
      01/06/95    539,000.000        34.0000  18,326,000.00      Cover Short(c)


     NYFS08...:\68\74168\0007\91\SCH1105R.370


                                   SC FUNDAMENTAL, INC.(d)



                 Number of Shares     Price           Net          Type of
      Date       of Common Stock    Per Share      Proceeds      Transaction
      --------  -----------------   ---------   ------------    --------------
      11/02/94        150.000        30.2500       4,530.00      Short Sale(a)
      11/03/94         50.000        30.2500       1,515.00      Purchase
      11/03/94      2,000.000        30.0000      60,000.00      Sale
      11/03/94      1,150.000        30.0000      34,500.00      Short Sale(a)
      11/04/94        650.000        30.0000      19,500.00      Short Sale(a)
      11/07/94         50.000        30.0000       1,502.50      Cover Short(b)
      11/09/94      2,250.000        29.9375      67,359.38      Short Sale(a)
      11/10/94      3,600.000        29.8013     107,284.68      Short Sale(a)
      11/11/94      1,350.000        29.5625      39,909.38      Short Sale(a)
      11/11/94         50.000        29.6250       1,483.75      Cover Short(b)
      11/16/94      3,250.000        28.7500      93,437.50      Short Sale(a)
      11/17/94      1,300.000        28.7500      37,375.00      Short Sale(a)
      11/22/94      1,000.000        28.5000      28,490.00      Short Sale(a)
      12/02/94      1,200.000        27.1250      32,550.00      Short Sale(a)
      12/05/94        100.000        27.1250       2,707.50      Short Sale(a)
      12/05/94      3,250.000        27.1330      88,182.25      Short Sale(a)
      12/06/94        200.000        27.2500       5,450.00      Short Sale(a)
      12/29/94     19,350.000        33.0000     638,937.00      Cover Short(b)
      12/29/94     19,350.000        33.0000     638,356.50      Sale



     __________________________

     (a) Such transaction involved the settlement of a short sale "against the box" of Shares effected on NASDAQ Such transaction did not reduce the number of Shares beneficially owned by the Reporting Person.

     (b) Such purchase was effected on NASDAQ and such Shares were used to close short sale transactions of such Reporting Person described in footnote (a).

     (c)  Shares delivered to offset short position.

     (d)  Includes shares owned by a managed account for which SC
          Fundamental, Inc. serves as the investment manager.  SC
          Fundamental, Inc. may be deemed to beneficially own such shares.